



Magali Mathieu

Co Founder at atlasGO I Social Entrepreneur

San Francisco Bay Area

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atlasGO

Hult International Business School

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500+ connections

Articles & activity

1,425 followers



PEOPLE RUNNING FOR GOOD CAUSES, "SO,...

Magali Mathieu
Published on LinkedIn

One of my big passions, as a social entrepreneur is questioning the "So, What?" behind social and environmental initiatives. Thank you Jonny for brainwashing me with this 7 years ago ...see more

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Excited to be at B Lab #bcorpchampionsretreat this wee...
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#whatmakesyouGO atlasGO
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What makes you go? #whatmakesyouGO 💥 Check out...
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Experience



Co Founder & Chief Partnership Builder

atlasGO
Jun 2016 – Present · 2 yrs 4 mos
San Francisco Bay Area

Atlas is a social media and fitness tracking app with the goal to build a global community of sweaty change makers. A Benefit corporation and certified B Corp, Atlas is running community engagement campaigns for corporates in the form of digital charity runs/walk-a-thons through a mobile app.

ATLAS: Employee engagement...



Nasdaq Entrepreneurial Center

Milestone Maker Graduate

Nasdaq Entrepreneurial Center
Jan 2017 – Apr 2017 · 4 mos
San Francisco Bay Area

This 12-week program is designed to help founders set and hit their next critical business milestone. Selected entrepreneurs receive individualized mentoring, training, and resources all

at no cost.
... See more



Ma de In A Free World

Intern
Made In A Free World
Oct 2015 – Mar 2016 · 6 mos
San Francisco Bay Area



Enac tus UK Alumni

Chairwoman
Enactus UK Alumni
Apr 2015 – Aug 2015 · 5 mos
Enactus UK Alumni are the Alumni Network for Enactus UK (formerly SIFE) students, creating social enterprises globally.

The Alumni network offer a range of services for its members, as well as current st... See more



eft Supply Chain & Logistics Intelligenc e

eft Supply Chain & Logistics Intelligence
2 yrs

Marketing Manager
Sep 2014 – Aug 2015 · 1 yr
London, United Kingdom

eft Supply Chain and Logistics Business Intelligence is a subsidiary of FCBI. eft provides the industry with essential business intelligence in the form of news, reports, benchmarking data, white papers and high-level events in supply chain and logistics.
... See more



Content Manager and Website Editor
Sep 2013 – Sep 2014 · 1 yr 1 mo
London

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Education



Hult Internatio nal Business

Hult International Business School
Master's degree, Social Entrepreneurship
2015 – 2016



Royal Holloway, University of London

Royal Holloway, University of London
Bachelor of Science (BSc), Management with International Business
2010 – 2013

Volunteer Experience



Proyect o Mosaico Nicaragua

Project member
Proyecto Mosaico Nicaragua
Jul 2009 – Jul 2009 • 1 mo
Poverty Alleviation

- Build street Library
- Worked with disabled individuals to provide them an income building piñatas

Skills & Endorsements

Leadership · 45

☐ Endorsed by **2 of Magali's colleagues at atlasGO**

Strategy · 30

☐ Endorsed by **David S. and 1 other who is highly skilled at this**

☐ Endorsed by **2 of Magali's colleagues at Enactus**

Management · 28

☐ Endorsed by **2 of Magali's colleagues at Enactus**

☐ Endorsed by **7 people who know Management**

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Recommendations

Received (0)   **Given (1)**



Jeffrey LaBrot
TMX Group - Toronto Stock Exchange / Toronto Venture Exchange
July 13, 2017, Magali was a client of Jeffrey's

We're proud to have an experienced investment professional such as Jeff on the Advisory Board of our startup! Jeff successfully mentored me through the NASDAQ Milestone Maker program, an intense 12-week curriculum that helped me grow personally and professionally. Jeff was a big reason that I was able to identify crucial goals for our startup and to accomplish them during the program to help me graduate from the program. I am impressed about Jeff's deep knowledge and experience in the tech industry and his ability to analytically approach and solve the complex problems we face as a young company. I'm super happy that Jeff has decided to support me beyond the Milestone Maker program and accepted a role as an advisor. Even if we ask 100 questions about our financial model or business plan, Jeff answers the call and takes time for us. His personality, knowledge and leadership have been a proven asset to our social business and earns my highest recommendation.

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